Comerica Bank Tower

1717 Main Street, MC 6402

Dallas, Texas 75201

214-462-4481

Elizabeth S. Acton

Executive Vice President and

Chief Financial Officer

FOR CONFIDENTIAL TREATMENT, CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAVE BEEN REDACTED BY COMERICA INCORPORATED.  SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*** REDACTED MATERIAL CMA[#] — SEE FOIA CONFIDENTIAL TREATMENT REQUEST DATED JUNE 21, 2010 ***] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

VIA EDGAR (REDACTED)

VIA COURIER AND FACSIMILE (to (703)-813-6983) (INCLUDING CONFIDENTIAL PORTIONS)

June 21, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Sharon Blume
Rebekah Blakeley Moore

	Re:	Comerica Incorporated Form 10-K for the Fiscal Period Ended December 31, 2009 Forms 8-K filed March 17, 2010 and March 30, 2010 File No. 001-10706

Dear Ms. Blume and Ms. Moore:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated June 9, 2010, with respect to the above-referenced filings.  In addition, we are delivering to the Staff a hard copy of the Corporation’s FOIA Confidential Treatment Request, dated June 21, 2010, including the confidential portions of this letter to which it refers.

In certain responses, we may agree to supplement the disclosures in our future filings.  We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff’s comments (indicated in bold) immediately preceding our corresponding response.

Form 10-K for the period ended December 31, 2009

Consolidated Financial Statements

Note 4 — Investment Securities, page 94

1.                              Please refer to our previous comment 7 in our letter dated April 15, 2010.  We note your response and your statement that only your State and Muni auction rate securities have been in a continuous loss position as disclosed in note 4.  We are aware of the guidance in ASC 320-10-50-8 regarding how you determine the reference point for concluding whether a security has been in an unrealized loss position for greater than 12 months or less than 12 months.  Your auction rate preferred securities were reported in a loss position for less than 12 months at both December 31, 2008 and 2009 and at March 31, 2010.  Therefore, please clarify why these securities were not in an unrealized loss position for greater than 12 months.  Please tell us whether during any previous reporting quarter the fair value of these securities either met or exceeded your cost basis.  Given that the market is not active for these securities, please tell us whether the assumptions used in your valuation model changed from period to period, the reasons for these changes, if any, and how these changes impacted your assessment of fair value.

RESPONSE OF THE CORPORATION:

In the third quarter of 2008, the Corporation commenced offers to repurchase, at par, auction-rate-securities (ARS) held by certain retail and institutional clients that were purchased through Comerica Securities, a broker/dealer subsidiary of Comerica Bank. Such ARS repurchase offers were made by Comerica Securities, in conjunction with Comerica Bank, a wholly-owned banking subsidiary of the Corporation. The ARS repurchase offers concluded in December 2008, resulting in total repurchases of $1.345 billion in par value and an $86 million pre-tax charge to the 2008 consolidated statement of income, reflecting the difference between par value and fair value of the securities repurchased. From the original repurchases through March 31, 2010, $407 million of ARS had been redeemed at par, or approximately 30% of the ARS portfolio, resulting in realized gains of $21 million recorded on the consolidated statements of income.  Through March 31, 2010, the Corporation had not recorded any losses from redemption activity in the portfolio. The ARS portfolio is recorded at fair value on a recurring basis.  Fair value, for all reporting periods since the repurchases, has been determined using an income approach based on a discounted cash flow model utilizing two significant assumptions: discount rate (including a liquidity risk premium) and workout period. At March 31, 2010, the fair value of the ARS portfolio totaled $851 million, comprising $44 million of state and municipal ARS, $144 million of corporate debt ARS and $663 million of preferred ARS.

Of the $663 million fair value of preferred ARS held by the Corporation at March 31, 2010, $625 million was from securities rated “AAA” by Standard & Poor’s or Moody’s. The remaining $38 million (a single issuer) was not rated. A detailed review of the non-rated preferred ARS is performed by the Corporation on a periodic basis.  Based on this review, the Corporation noted that the issuer (BlackRock) elected not to have these securities rated; however, there were no underlying credit issues in these securities, and they were found to be more than 200% collateralized, based on recent asset values reported by the issuer. The Corporation believes that there are no credit impairment issues in the preferred ARS portfolio.  The secondary market for preferred ARS securities continues to remain illiquid and market activity is primarily the result of redemptions initiated by the issuer.  Accordingly, the unrealized losses in this portfolio have resulted from changes in market interest rates and liquidity, not from changes in the Corporation’s expectation of collecting the full carrying amount of the securities.

The Corporation’s preferred ARS portfolio comprises securities which are tax-exempt and securities which are taxable ($486 million and $177 million fair value at March 31, 2010, respectively). The fair value of taxable preferred ARS has been in excess of the carrying value continuously since March 31, 2009 and 67% of this portfolio has been redeemed by issuers subsequent to the repurchases by the Corporation.

The table below provides a roll-forward of preferred ARS activity from December 31, 2008 through March 31, 2010 and a history of the assumptions applied by the Corporation when valuing the preferred securities at each reporting period. The Corporation reported tax-exempt preferred ARS in an unrealized loss position for less than 12 months at both December 31, 2008 and 2009 and at March 31, 2010. The tax-exempt preferred ARS moved from an unrealized loss position in December 31, 2008 to an unrealized gain position in March 31, 2009. The

Corporation reduced the discount to par applied at March 31, 2009, compared to the discount applied at December 31, 2008, resulting in an increase in the fair value of these securities.  The decline in the discount to par was based on the first quarter 2009 redemption activity of tax-exempt preferred ARS at par as well as knowledge of a $33 million tax-exempt preferred redemption announced on April 1, 2009 by the issuer.  Between March 31, 2009 and June 30, 2009, the Corporation applied a consistent discount to par to the tax-exempt preferred ARS, which was supported by steady redemption activity. In the third quarter of 2009, the Corporation experienced a decline in the tax-exempt preferred ARS redemption activity and increased the workout period applied, resulting in an increase to the discount to par. At December 31, 2009 and at March 31, 2010, the Corporation continued to apply a discount to par between 7% and 8% to the tax-exempt preferred ARS, given lower redemption rates than those initially expected and experienced by the Corporation during the first and early second quarters of 2009.

To address the Staff’s specific question on the impact of our change in assumptions on the fair value of ARS, the Corporation notes that most impactful change in assumptions occurred at March 31, 2009. The fair value of the total ARS outstanding at March 31, 2009 increased $36 million as a result of the changes in our assumptions from December 31, 2008 to March 31, 2009, as described above ($32 million of the increase related to the preferred ARS portfolio).

The Corporation expects to report tax-exempt preferred ARS as being in an unrealized loss position for greater than 12 months in Note 3 (Investment Securities) to the Consolidated Financial Statements of our Form 10-Q for the period ended June 30, 2010. We will continue to evaluate and monitor the assumptions applied in valuing our ARS portfolio and incorporate our redemption experience, as this is the best observable evidence of fair value and liquidity. In addition, for all ARS in an unrealized loss position, the Corporation will continue to monitor and assess the expectation of collecting the full carrying amount of such securities.

[*** REDACTED MATERIAL CMA1 - SEE FOIA CONFIDENTIAL TREATMENT REQUEST DATED JUNE 21, 2010 ***]

Note 9 — Goodwill, page 101

2.                              Please refer to our previous comment 8 in our letter dated April 15, 2010.  You state that the market value per share increased significantly, however in your disclosures in Note 3 in your December 31, 2009 Form 10-K, we note that you gave greater weight to the income approach due to the general uncertainty and depressed earnings capacity in the financial services industry.  Furthermore, we note that you changed your method of estimating interim income tax in 2009 because you were unable to reliably estimate pretax income for 2009 and continued to use this method during the first quarter of 2010.  We also note that you measure materiality as a percentage of TCE rather than as a percentage of income before taxes.  While we understand that may be the way the company views materiality internally, Release No. 33-8350 states that an accounting policy is critical if it meets the following:

i.                                 the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

ii.                             the impact of the estimates and assumptions on financial condition or operating performance is material.

Therefore, please tell us if your assessment of whether goodwill is a critical accounting policy would change if your consideration of materiality included whether any impairment charge would have a material impact on either your financial condition or results of operations, and tell us how you considered your lack of ability to reliably estimate net income.  Additionally, please disclose the following information:

a.                               The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.                               The amount of goodwill allocated to the reporting unit;

c.                               A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

d.                               A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE OF THE CORPORATION:

As agreed during our discussion with the Staff on June 17, 2010, the Corporation will include disclosures on our goodwill impairment testing, similar to those provided below, in the Critical Accounting Policy section of Management’s Discussion and Analysis (MD&A) beginning with our Form 10-Q for the period ended September 30, 2010, the next reporting period expected to include an evaluation of goodwill impairment.

At the request of the Staff, below is a pro-forma of the disclosures had the Corporation included goodwill impairment testing in the Critical Accounting Policies section of MD&A in our Form 10-K for the period ended December 31, 2009.

Goodwill Impairment

Goodwill is the value attributed to unidentifiable intangible elements in acquired businesses. Goodwill is initially recorded at fair value and is subsequently evaluated at least annually for impairment.  The Corporation conducts its evaluation of goodwill impairment as of July 1 each year and on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired.  Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below.

The goodwill impairment test is a two-step test. The first step of the goodwill impairment test compares the estimated fair value of the Corporation’s identified reporting units with their carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the estimated fair value of the reporting unit is less than the carrying value, the second step must be performed to determine the implied fair value of the reporting unit’s goodwill and the amount of goodwill impairment, if any.

Estimating the fair value of reporting units is a subjective process involving the use of estimates and judgments, particularly related to future cash flows of the reporting units, discount rates (including market risk premiums) and market multiples. The fair values of the reporting units were determined using a blend of two commonly used valuation techniques, the market approach and the income approach. The Corporation gives consideration to both valuation techniques, as either technique can be an indicator of value.  For the market approach, valuations of reporting units were based on an analysis of relevant price multiples in market trades in industries similar to the reporting unit. Market trades do not consider a control premium associated with an acquisition or a sale transaction. For the income approach, estimated future cash flows and terminal value (value at the end of the cash flow period, based on price multiples) were discounted.  The discount rate was based on the imputed cost of equity capital appropriate for each reporting unit.  Material assumptions used in the valuation models included the comparable public company price multiples used in the terminal value, future cash flows and the market risk premium component of the discount rate. Due to the general uncertainty and depressed earning capacity in the financial services industry as of the measurement date, the Corporation concluded that the valuation under the income approach more clearly reflected the long-term future earning capacity of the reporting units, rather than the valuation under the market approach, and thus gave greater weight to the income approach.

Four reporting units of the Corporation contain goodwill: one reporting unit in the Business Bank, the Retail Bank (a single reporting unit), and two reporting units in Wealth and Institutional Management. At the conclusion of the first step of the goodwill impairment test performed as of July 1, 2009, the estimated fair values of all reporting units substantially exceeded their carrying amounts, including goodwill, with the exception of the Retail Bank, which had a fair value that exceeded carrying value by five percent.

As of December 31, 2009, approximately $47 million of the Corporation’s consolidated goodwill of $150 million was associated with the Retail Bank.  Given the result of the goodwill impairment test performed as of July 1, 2009, the goodwill of the Retail Bank may be particularly sensitive to further deterioration in economic conditions, such as unemployment rates and home prices, which could impact assumptions associated with credit losses, loan growth and deposit gathering. In addition, potential legislative and regulatory changes could affect fee-based revenue.  Economic conditions impact our assumptions related to imputed cost of equity capital, loss rates, interest and growth rates.  Therefore, deterioration in economic conditions may cause the fair value of the Retail Bank to fall below the carrying value, resulting in a goodwill impairment charge. Any such charge would not affect the Corporation’s regulatory capital ratios, tangible common equity ratio or liquidity position.

There have been no events since the annual test performed as of July 1, 2009 that would indicate that it is more likely than not that goodwill had become impaired.

*              *              *              *              *              *              *              *              *              *              *              *              *

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•                  The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4481; facsimile no. (214) 462-4489), Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer (telephone no. (313) 222-4645; facsimile no. (313) 222-9784), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Elizabeth S. Acton

Elizabeth S. Acton

Executive Vice President and Chief Financial Officer

cc:	Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs
Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer